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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

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FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For the month of January 2002

Song Networks Holding AB

(Translation of registrant's name into English)

Svärdvägen 19,

SE-182 15 Danderyd, Sweden

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F...√..... Form 40-F........

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.......No...√....

Exhibits

  Pressrelease, dated January 8, 2002
  Pressrelease, dated January 15, 2002

Press Release

Stockholm January 8, 2002

Song Networks successfully wins bid for fiber network ring in Europe

Song Networks Holding AB (NASDAQ: SONW Stockholm Exchange: SONW) announces that Song Networks will purchase the international fibre network from the bankruptcy estate of Enitel of Norway. Song Networks will then be able to link its Nordic fibre network, which currently includes most of the major Nordic cities, with the UK, Netherlands and Germany. Song Networks will thereby have its own North European fibre network featuring almost unlimited capacity.

Song Networks has secured an enormous network capacity to serve some of the largest urban areas in northern Europe. To meet market requirements for transmission speeds and capacity, Song Networks has acquired almost unlimited broadband capacity in northern Europe. Song Networks will take over a network with a current capacity of 20 Gbps that can be increased to 160 Gbps using existing equipment. The agreement covers twin fibre purchased as IRU over 15 years and linked to Song Networks' Nordic network in Stavanger on the west coast of Norway via the oil rigs in the North Sea to the UK, Netherlands, Germany and then back to Song Networks' Nordic network in Copenhagen.

"The agreement means that Song Networks gains access to both internet capacity and international telephony capacity in central European cities on its own network. Together with leased capacity being replaced by our own capacity, this means that we can cut costs significantly and we will be able to supply communications solutions from our own capacity that we control. With our own infrastructure in the Nordic region and central parts of Europe we will become a key supplier of international communications services for data/internet and traditional voice traffic," says Ketil Kivedahl, MD of Song Networks AS, Norway.

Song Networks' Nordic broadband network is constructed in rings to ensure the highest possible access and security. The new network is designed in the same way and is ideal for linking. Because Song Networks can automatically redirect traffic should any faults occur on the network, uninterrupted communication with high capacity and quality are safeguarded.

For further information, please contact:
Song Networks AS Ketil Kivedahl, MD Phone: +47 2150 2450 Mobile: +47 400 00 450 E-mail: ketil.kivedahl@songnetworks.no	Song Networks AS Lill Jakobsen, PR Manager Phone: +47 2150 2402 Mobile: +47 400 00 402 E-mail: lill.jakobsen@songnetworks.no
Song Networks Holding AB Jenny Moquist, IR Manager Phone: +46 8 5631 0219 Mobile: +46 701 810 219 E-mail: jenny.moquist@songnetworks.net

About Song Networks, the former Tele1 Europe, (NASDAQ: SONW, Stockholm Stock Exchange: SONW) Song Networks is a rapidly expanding data and telecommunications operator with activities in Sweden, Denmark, Finland and Norway. The company provides broadband solutions for data, internet, hosting and voice, to businesses in the Nordic region. Song Networks is currently the only pan Nordic operator investing in local access networks with broadband capacity. The company is constructing networks in the 80 largest cities in the Nordic region. The access networks, which are linked by a long-distance network, will be one of Europe's fastest data and internet super-highways with an initial capacity for customers of up to one gigabit. The company was founded in 1995 in Sweden and has approximately 1,200 employees. The head office is in Stockholm and there are an additional 31 offices located in the Nordic region. For further information, please visit our website at www.songnetworks.net

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

Press Release

Stockholm 15 January 2002

Song Networks provides broadband transmission capacity to the Finnish Defence Forces via Song Networks' own fiber network

Song Networks Holding AB (NASDAQ: SONW, Stockholmsbörsen: SONW) is pleased to announce that Song Networks Oy in Finland and the Finnish Defence Forces have signed an IRU agreement whereby the Finnish Defence Forces will hire fiber transmission capacity from Song Networks' own fiber network for 15 years. The value of the agreement is approximately EUR 1.2 million.

Furthermore, Song Networks will also expand the Finnish Defence Forces' own PBX network (telephony services network). "Signing an agreement with a new provider encourages healthy competition on the market. It also ensures more extensive possibilities in utilizing our communications network," says Eija Pekkarinen, Head of the Commercial Team at the Finnish Defence Forces.

"Song Networks has made a comprehensive investment in our own optic fiber network. Having our own fiber network means we can also provide the capacity for demanding and critical requirements. We are very happy to start this long-term co-operation with the Finnish Defence Forces," says Olli Nuuttila, the acting MD of Song Networks Oy.

For further information, please contact:
Song Networks Oy Olli Nuuttila, acting MD Phone: +358 30 994 2410 Mobile: +358 44 994 2410 olli.nuuttila@songnetworks.fi	The Finnish Defence Forces Eija Pekkarinen, Head of Commercial Team Phone: +358 9 181 35130 Mobile: +358 40 557 0305
Song Networks Holding AB Jenny Moquist, Investor Relations Manager Phone: +46 8 5631 0219 Mobile: +46 701 810 219 jenny.moquist@songnetworks.net

About Song Networks, the former Tele1 Europe, (NASDAQ: SONW, Stockholmsbörsen: SONW) Song Networks is a rapidly expanding data and telecommunications operator with activities in Sweden, Denmark, Finland and Norway. The company provides broadband solutions for data, internet, hosting and voice, to businesses in the Nordic region. Song Networks is currently the only pan Nordic operator investing in local access networks with broadband capacity. The company is constructing networks in the 80 largest cities in the Nordic region. The access networks, which are linked by a long-distance network, will be one of Europe's fastest data and internet super-highways with an initial capacity for customers of up to one gigabit. The company was founded in 1995 in Sweden and has approximately 1,200 employees. The head office is in Stockholm and there are an additional 31 offices located in the Nordic region. For further information, please visit our website at www.songnetworks.net

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2002

 By: Ivar Martin Strömberg

Name: Ivar Martin Strömberg

Title: President and Chief Executive Officer